[Z.A.G./S&W Logo]

April 22, 2005

VIA FACSIMILE
VIA EDGAR

Ms. Barbara C. Jacobs Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Zone 4 Play, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  Registration No. 333-122727 (the "Registration Statement")

Dear Ms. Jacobs and Ms. Mills-Apenteng:

In connection with the Registration Statement, on behalf of the Company, and in electronic format pursuant to Regulation S-T, we enclose for filing with the Securities and Exchange Commission a request from the Company for acceleration of the effectiveness of the Registration Statement.

Should you have any questions regarding the enclosed, please call the undersigned or Howard Berkenblit of this office at (617) 338-2800.

Very truly yours,

/s/ Alyssa J. Huber

Alyssa J. Huber
Direct Line: (617) 338-2451

Enclosure


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                               [Zone 4 Play Logo]




                                                                  April 22, 2005


Ms. Barbara C. Jacobs Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Zone 4 Play, Inc.
                  Registration Statement on Form SB-2
                  Registration No. 333-122727 (the "Registration Statement")

Dear Ms. Jacobs and Ms. Mills-Apenteng:

         Zone 4 Play, Inc. ("Zone4Play") hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), so that it may become effective on April 26, 2005, at 10:00 a.m. New York City time, or as soon thereafter as is practicable.

         Zone4Play acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Zone4Play from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o Zone4Play may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
April 22, 2005
Page 3


         Zone4Play understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Zone4Play is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

                                                       Very truly yours,

                                                       /s/ Uri Levy

                                                       Uri Levy
                                                       Chief Financial Officer